Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2008

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed its 2007-2008 fiscal year on May 31, 2008.  The Company had increased sales and profits compared to the previous year.  Sales for 2008 were $18,593,831, up from $16,501,400 in 2007.  Year-end net profit for 2008 was $1,533,285, compared to $619,273 in 2007.

The Company continues to experience excellent results from export sales of seismic and wind damping products.  Aerospace and military sales have also increased and are at record levels.

Taylor Devices' firm order backlog at year-end was $11.4 million.

FOURTH QUARTER

F/Y 07-08

F/Y 06-07

SALES	$4,982,988	$4,072,287
NET EARNINGS	$706,737	$86,815
EARNINGS PER SHARE	22¢	3¢

FISCAL YEAR

F/Y 07-08

F/Y 06-07

SALES	$18,593,831	$16,501,400
NET EARNINGS	$1,533,285	$619,273
EARNINGS PER SHARE	48¢	20¢

SHARES OUTSTANDING	3,219,346	3,152,332

ITEM:       NEW ORDERS, DEFENSE AND AEROSPACE

#    Naval Shipboard Gun Systems

In the Spring 2008 Newsletter, the Company announced receipt of an order for 145 sets of upgraded elevation shock absorbers for the U.S. Navy MK-15 Phalanx Close-In Ships Defense System.  This is a back-fit on existing systems installed on Navy warships.  A second order has recently been received to supply this shock absorber to back-fit an additional 93 Phalanx Systems.

#      Submarine Sonar Isolators

Taylor Devices manufactures a patented multi-axis elastomer isolator with integral salt water damping for use on the external sonar arrays of attack submarines.  Over the years, Taylor Devices has provided this unique product for both Seawolf and Los Angeles class submarines of the U.S. Navy.  An order has recently been received to apply a variant of the existing isolators for the conformal sonar arrays on attack submarines of a European ally of the U.S.  The Company expects that this order will be followed by additional orders for this patented technology.

#    Shipboard Machinery Isolators

The U.S. Navy is presently developing what will be its "next generation" destroyer, originally code-named the DD(X).  This new shipbuilding program has now progressed to the point where it has been renamed the DDG1000 with the lead ship to be named the Zumwalt, after the Vietnam War era Admiral and later 19th Chief of Naval Operations Elmo R. Zumwalt (1920-2000).  Taylor Devices has been working closely with both the shipyards and major contractors on this program for several years.  Numerous items slated for use on these vessels are expected to use Taylor Devices' Shock Isolators to protect on-board equipment items against damage if the ship is attacked.  Major shipbuilding programs typically procure the larger and costly items first, and the Company has recently received a contract to provide a multi-axis shock and vibration isolation system for heavy machinery items on the U.S.S. Zumwalt.  This isolation system will be using Taylor Devices' latest technology, the Modular Machined Spring, as the primary element of the isolation system.

ITEM:       NEW ORDERS, SEISMIC

The people of China suffered a high number of deaths and injuries along with catastrophic damage to thousands of structures from the M. 7.5 Sichuan earthquake on May 12, 2008.  Numerous orders for Taylor Devices' Seismic Dampers have been received in the period after the Sichuan quake disaster.

#    Kyung Ho 2nd Bridge  --  Sancheong, Korea

Taylor Dampers will retrofit this 1,100 ft. multi-span bridge for the Korea Expressway Corporation.

#    Kyung River 6th Bridge  --  Sancheong, Korea

Taylor Dampers will retrofit this 2,000 ft. multi-span bridge for the Korea Expressway Corporation.

#    Hang Jyung Bridge  --  Suncheon, Korea

Taylor Dampers will retrofit this 2,050 ft. multi-span bridge for the Korea Expressway Corporation.

#    Sutter Gould Medical Office Building  --  Modesto, California

A new clinic and office building will use 40 Taylor Seismic Dampers of 80 tons capacity.  Total floor area of this 4-story, steel-framed structure is 134,000 square feet.

#    Kimpo Airport  --  Seoul, Korea

This existing 3-story concrete frame building will be retrofitted with Taylor Dampers for the Korea Airport Corporation.

#    Shanghai Hangar  --  Shanghai, China

This 511 ft. span aircraft hangar is a new construction.  Seismic protection will be provided by 8 Taylor Dampers, each rated at 150 tons of force.

#    Nagoya Port Government Office Building  --  Nagoya, Japan

This existing 9-story reinforced concrete building is being given a seismic upgrade.  Additional earthquake capacity will be provided by 20 Taylor Dampers, each rated at 110 tons of force.

#    Farglory Fortuna H62  --  Taipei, Taiwan, R.O.C.

Two new build 16-story steel and reinforced concrete residential buildings will use dampers in unique double A-shaped frames to provide seismic protection.  A total of 80 Taylor Dampers, each rated at 110 tons of force will be used.

#    Kelti Hsin-Yi Building  --  Taipei, Taiwan, R.O.C.

This new 14-story steel frame office building will use 80 Taylor Seismic Dampers each rated at up to 170 tons of force.

#    Atlanta Botanical Gardens  --  Atlanta, Georgia

A new elevated pedestrian walkway is being constructed in the tree canopy of the gardens.  Protection against vibration from large crowds on the walkway and potential high wind loadings will be provided by an array of special pre-tensioned spring-damper elements, a custom proprietary design of Taylor Devices.

#    Academy for Economical Studies  --  Bucharest, Romania

This existing building is being seismically upgraded with an array of Taylor Dampers at the roof level.  The Bucharest area is one of Europe's highest areas of seismic risk.  This region suffered heavy damage from the M. 7.4 Bucharest earthquake in 1977.  The quake killed about 1,500 people, injured more than 11,000, and more than 35,000 buildings were damaged.  These included 33 large historic buildings in Bucharest that totally collapsed.

ITEM:     AS 9100 QUALITY PROGRAM

Taylor Devices' Quality System has evolved since our founding in 1955 to our present international certification ISO 9001:2000.  Within the past few years a new quality standard has come into use within the U.S. aerospace industry known as Aerospace Quality Standard AS 9100.  This standard is considered as ranking well above the current international ISO standards for quality.  The Company has recently begun to prepare our Quality Assurance Program for a formal independent audit to AS 9100 in 2009, while maintaining our current ISO certification.  It is expected that meeting the new AS standards will enhance Taylor Devices' competitive position in the U.S. aerospace industry.

ITEM:       NEXT MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders.  You should be receiving your mailing in September.

                                    By:            /s/Douglas P. Taylor
                                                      Douglas P. Taylor
                                                      President